UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-40010

Pharvaris N.V.

(Translation of registrant’s name into English)

Emmy Noetherweg 2

2333 BK Leiden

The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

PHARVARIS N.V.

On December 6, 2023, Pharvaris N.V. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC and Leerink Partners LLC, as underwriters (the “Underwriters”), pursuant to which the Company agreed to issue and sell (i) 11,125,000 ordinary shares, par value €0.12 per share (the “Shares”) and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 1,375,000 ordinary shares in an underwritten offering (the “Offering”). The Offering closed on December 8, 2023.

The Shares were sold in the Offering at the public offering price of $24.00 per share. The Pre-Funded Warrants were sold at a public offering price of $23.99 per Pre-Funded Warrant, which represents the per share public offering price for the common stock less the $0.01 per share exercise price for each such Pre-Funded Warrant. Each Pre-Funded Warrant is exercisable as of December 8, 2023 until fully exercised, subject to an ownership limitation relating to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, as set forth in the form of Pre-Funded Warrant.

The Offering was made pursuant to the Company’s effective registration statement on Form S-3 (Registration No. 333-263198), which was previously filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), and declared effective on March 10, 2022.

The net proceeds from the Offering, after deducting the underwriting discounts and commissions, are expected to be approximately $282 million. The Company currently intends to use the net proceeds from the offering primarily to fund research and development and product discovery expenses for its clinical and preclinical research and development activities and for working capital and general corporate purposes.

Pursuant to the Underwriting Agreement, the Company’s executive officers and directors entered into agreements in substantially the form included as an exhibit to the Underwriting Agreement, providing for a 90-day “lock-up” period with respect to sales of the Company’s ordinary shares, subject to certain exceptions.

The foregoing is a summary description of the Underwriting Agreement and is qualified in its entirety by the text of the Underwriting Agreement filed as Exhibit 1.1 to this Current Report on Form 6-K and incorporated herein by reference.

The Company intends to grant the investor purchasing Pre-Funded Warrants customary registration rights, including demand registration rights, with respect to the ordinary shares issuable upon exercise of the Pre-Funded Warrants.

The form of Pre-Funded Warrant is filed as Exhibit 4.1 to this report and the foregoing description of the terms of the Pre-Funded Warrants is qualified in its entirety by reference to such exhibit.

A copy of the opinion of NautaDutilh N.V. relating to the validity of the Shares issued in the Offering is filed herewith as Exhibit 5.1. A copy of the opinion of Kirkland & Ellis LLP relating to the validity of the Pre-Funded Warrants issued in the Offering is filed herewith as Exhibit 5.2.

The Company hereby incorporates by reference the information contained in the body of this Report on Form 6-K into the Company’s Registration Statement on Form F-3 (File No. 333-263198), the Company’s Registration Statement on Form F-3 (File No. 333-273757) and the Company’s Registration Statement on Form S-8 (File No. 333-252897). This report on Form 6-K (including the exhibits filed herewith) is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-263198).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARVARIS N.V.

Date: December 8, 2023	By:	/s/ Berndt Modig
	Name:	Berndt Modig
	Title:	Chief Executive Officer

EXHIB INDEX

Exhibit No.	Description
1.1	Underwriting Agreement, dated December 6, 2023, among Pharvaris N.V. and Morgan Stanley & Co. LLC and Leerink Partners LLC, as underwriters.
4.1	Form of Pre-Funded Warrant.
5.1	Opinion of NautaDutilh N.V.
5.2	Opinion of Kirkland & Ellis LLP.
23.1	Consent of NautaDutilh N.V. (contained in Exhibit 5.1).
23.2	Consent of Kirkland & Ellis LLP (contained in Exhibit 5.2).